FNX MINING OPTIONS WEST AFRICAN NICKEL
EXPLORATION PROPERTY TO MAPLE MINERALS

TORONTO: February 10, 2004 -- FNX Mining Company Inc. (FNX-TSX/AMEX) announce that they have signed an option/joint venture agreement with MapleMinerals Corp. (MPM-TSXV) on FNX’s recently optioned Mt. Kakoulima Ni-Cu-Co-PGE exploration project in Guinea, West Africa (“Afcan Option”). Under the terms of the agreement with Maple (“Maple Option”), Maple will provide the initial exploration funding and FNX will provide the mineral rights along with geological and exploration expertise.

Under the terms of the original vendor option agreement, FNX can earn a 100% interest in the property, subject to a 3% Net Smelter Royalty, by incurring US$2.4 million of exploration expenditures on the property over a five year period and either completing a bankable feasibility study or incurring a further US$2.0 million in exploration expenditures. FNX is not subject to any expenditure requirements and can withdraw from the original option agreement at any time.

Maple can acquire a 50% interest in FNX’s rights in the Afcan Option by funding 100% of the first US$2.4 million of exploration expenditures on the property over a five year period and has committed to fund US$400,000 in the first year. Subsequent expenditures in excess of US$2.4 million will be on a pro rata 50/50 basis; however either party can withdraw from the agreement at any time.  FNX is the operator and will, during the option period, conduct the exploration programs on behalf of Maple.

Previous exploration on the Mt. Kakoulima property discovered narrow high-grade Ni-Cu-Co-PGE drill intersections within the Kaloum Igneous Complex. This mineralization occurs in the upper sequences of the Complex and could be leakage from unidentified mineralized bodies lower in the sequence at the basal contact of the Complex. The most productive Ni-Cu-Co-PGE massive sulphide environments normally occur at the base of mafic to ultra-mafic intrusions, such as the Kaloum Igneous Complex. The greatest potential for significant Ni-Cu-Co-PGE mineralization exists at the untested and unexposed basal contact of the Complex and this will be the focus of the initial exploration programs.

FNX will maintain its primary focus on maximizing value from its Sudbury Joint Venture properties where it is conducting a CDN$ 12.4 million 2004 exploration program and expanding its production profile. The Afcan and Maple option agreements allow FNX to simultaneously participate in a high-potential exploration opportunity without financial commitments.

About FNX Mining
FNX Mining is a nickel, copper, platinum, palladium and gold producer and explorer, operating in Canada’s prolific hundred year old Sudbury Basin mining camp.  The Company implemented Phase 1 Mining at the McCreedy West Mine in May, 2003 and has sufficient cash, pending positive feasibility studies at the Levack Mine and the PM Deposit, to implement Phases 2 and 3 Mining in 2004.  FNX and its Sudbury Joint Venture partner exercised the option to earn a 100% interest in the five Sudbury Area properties during the fourth quarter of 2003 and have implemented a $12.5 million 2004 exploration program.

This press release contains certain forward-looking statements.  These forward-looking statements are subject to a variety of risks and uncertainties beyond the company’s ability to control or predict which could cause actual events or results to differ materially from those anticipated in such forward-looking statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact:  FNX Website - www.fnxmining.com

Terry MacGibbon, President and CEO
Tel: 416-628-5922, Fax 416-360-0550, Email: tmacgibbon@fnxmining.com

David Constable, Vice President, Investor Relations and Corporate Affairs
Telephone: 416-628-5938, Fax: 416-360-0550, Email: dconstable@fnxmining.com,